FIRST FINANCIAL EQUITY CORPORATION

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2020

FIRST FINANCIAL EQUITY CORPORATION
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST FINANCIAL EQUITY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N SCOTTSDALE RD, STE D-120
(No. and Street)

SCOTTSDALE (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW SITZMAN 480-951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE, MARCHAL & COOPER, LLP
(Name – *if individual, state last, first, middle name*)

3101 N CENTRAL AVE, STE 1600 (Address) PHOENIX (City) AZ (State) 85012 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW SITZMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FINANCIAL EQUITY CORPORATION, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTI BRADY
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
COMMISSION # 588767
My Comm. Expires August 18, 2024

Signature

CFO

Title

K Brady

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3101 NORTH CENTRAL AVENUE | SUITE 1600 | PHOENIX, ARIZONA 85012-2615

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders'
of First Financial Equity Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Financial Equity Corporation (an Arizona S-Corporation), (the "Company") as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of General and Administrative Expenses, the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and the Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2016.

Phoenix, Arizona
February 24, 2021

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	3,476,551
Deposits with clearing organization		250,000
Commissions receivable		925,068
Prepaid expenses		48,668
TOTAL CURRENT ASSETS		4,700,287
PROPERTY AND EQUIPMENT, net		118,737
OPERATING LEASE - RIGHT OF USE ASSETS		2,558,370
OTHER ASSETS		69,407
TOTAL ASSETS	$	7,446,801

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	96,399
Accrued salaries, commissions and related expenses		1,499,160
Accrued employee 401(k) liability		91,554
Due to employees		77,493
Other accrued liabilities		52,856
Current portion of operating lease liabilities		1,257,149
TOTAL CURRENT LIABILITIES		3,074,611
PAYCHECK PROTECTION PROGRAM (PPP) LOAN		2,256,797
OPERATING LEASE LIABILITIES, less current portion		1,421,928
TOTAL LIABILITIES		6,753,336
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 1,000,000 shares authorized, issued, and outstanding		1,000
Retained earnings		692,465
TOTAL STOCKHOLDERS' EQUITY		693,465
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	7,446,801

The accompanying notes are in integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF OPERATIONS
Year Ended December 31, 2020

REVENUES	
Commissions	$ 13,930,855
Investment advisory fees	15,959,367
Interest income	752
Other income	1,085,717
TOTAL NET SALES	30,976,691
OPERATING EXPENSES AND LOSSES	
Clearing charges	822,553
Commissions and bonuses	19,493,287
General and administrative	9,412,908
Advertising	98,704
Interest expense	433
TOTAL OPERATING EXPENSES	29,827,885
NET INCOME	$ 1,148,806

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2020

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2019	$ 1,000	$ 415,878	$ 416,878
Effect of adopting FASB ASC 842	-	99,781	99,781
Net income	-	1,148,806	1,148,806
Contributions	-	100,000	100,000
Distributions	-	(1,072,000)	(1,072,000)
Balances, December 31, 2020	$ 1,000	$ 692,465	$ 693,465

The accompanying notes are in integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,148,806
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense		22,620
(Increase) decrease in:		
Commissions receivable		(742,756)
Prepaid expenses		(3,367)
Other assets		11,099
Operating lease - right of use		(42,874)
Increase (decrease) in:		
Accounts payable		(157,232)
Accrued salaries, commissions and related expenses		1,302,496
Accrued employee 401(k) liability		14,092
Due to employees		(8,142)
Other accrued liabilities		(4,377)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,540,365
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from PPP loan		2,256,797
Contributions from stockholders		100,000
Distributions to stockholders		(1,072,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,284,797
NET INCREASE IN CASH		2,825,162
CASH AT BEGINNING OF YEAR		651,389
CASH AT END OF YEAR	$	3,476,551
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$	433

The accompanying notes are in integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2020

NOTE 1   ORGANIZATION

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC" or "Company") engages in the business of conducting security trades for clients and investment advisory services. FFEC operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. FFEC processes its trades through one clearing broker-dealer. FFEC has its headquarters office and main Office of Supervisory Jurisdiction ("OSJ") located in Scottsdale, Arizona. Other satellite OSJ offices are located in the following locations: Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Glendale, Arizona; and San Diego, California. Other satellite non-OSJ offices are located in the following locations: Downtown Denver in Denver, Colorado; Long Beach, California; Waco, Texas; Casper, Wyoming; Shawnee Mission, Kansas; Wichita, Kansas; Fargo, North Dakota; Tucson, Arizona and Columbus, Ohio. FFEC was incorporated on May 1, 1985 and began operations on that date. FFEC has adopted a fiscal year end of December 31.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

At December 31, 2020, commissions receivable represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

Bad Debts

The Company uses the allowance method regarding potentially uncollectible commissions receivable. As of December 31, 2020, the Company determined that no allowance for bad debts would be required. The Company incurred no bad debts during the year.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents primarily with Little Horn State Bank. The Company maintains its deposits with the clearing organization, Hilltop Securities. As of December 31, 2020, the Company's cash and cash equivalents and deposits with clearing organization at both the Little Horn State Bank and Hilltop Securities are believed to be covered only to the limit of federal depository insurance. The Company periodically may exceed the $250,000 FDIC limit; however, management does not deem this a significant risk.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 to 7 years for financial statement purposes. The straight- line method of depreciation is used for financial statement purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized. Leasehold improvements are amortized using the straight-line method over the lesser of the terms of the lease or the estimated lives of the improvements.

The Company reviews its property and equipment whenever events indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2020.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Effective January 1, 2020 the Company adopted Financial Accounting Standards Board Accounting Standards Codification 842, *Leases*. The Company recognizes right of use assets and lease liabilities for substantially all leases. The Company recognizes assets and liabilities for operating and finance leases with terms of more than 12 months.   An arrangement is deemed a finance lease if it effectively represents an installment purchase by the Company subject to the criteria outlined in FASB ASC 842. At December 31, 2020, the Company had no finance leases. There was a cumulative effect adjustment recognized of $99,781 as of January 1, 2020 as included in the statement of changes in stockholders' equity.

Revenues

The Company accounts for revenue under Financial Accounting Standards Board Accounting Standards Codification 606, *Revenue from Contracts with Customers*. The Company's main sources of revenue are from trading commissions and investment advisory fees.

The Company processes trades on the stock market for its clients and earns a commission at a point in time as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company receives investment advisory fees monthly and quarterly, which are recognized as earned over time on a pro rata basis over the term of the contract as service is provided. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These commissions are earned at a point in time when transactions are generated by brokers.

The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid monthly or quarterly.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising expense of $98,704 during the year ended December 31, 2020.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently approximately three open years for examination by federal and state taxing authorities: December 31, 2017, December 31, 2018 and December 31, 2019.

Management has determined that there are no uncertain tax positions taken by the Company.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020:

Office equipment	$ 83,363
Furniture and fixture	19,618
Leasehold improvements	170,047
	273,028
Less accumulated depreciation and amortization	154,291
	$ 118,737

The Company had depreciation and amortization expense of $22,620.

NOTE 4   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $100,000.

As of December 31, 2020, the Company had net capital of $456,653 which was $327,442 in excess of its minimum net capital requirement of $129,211. Aggregate indebtedness at December 31, 2020 was $1,938,169.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 5   LEASES

Operating Leases

The Company has non-cancelable operating lease agreements for office space in locations including each of the following: Scottsdale, Arizona; Dallas, Texas; Denver Tech Center in Greenwood Village, in Denver, Colorado; Tucson, Arizona; Long Beach, California; Fargo, North Dakota and Billings, Montana. Currently, the Company has not entered into office space related leases at its branch offices located in Columbus, Ohio; Waco, Texas; and Casper, Wyoming. These offices are leased pursuant to arrangements that do not result in obligations to the Company. The Company also has non-cancelable operating leases for copier machines and other office equipment in several of its offices.

The Company assesses whether an arrangement qualifies as a lease at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. Lease expense is recognized on a straight-line basis over the lease term.

Monthly base rent lease payments range from approximately $1,000 to $50,000 and the leases expire beginning in 2021 and through 2026. The discount rate used to calculate the lease liability is based on the Company's estimate of its incremental borrowing rate of 5% with a weighted average remaining lease term of approximately 33 months.

Future minimum lease commitments under operating leases and a reconciliation to the operating lease liability as of December 31, 2020 are as follows:

Year Ending December 31,		
2021	$	1,362,472
2022		525,572
2023		383,400
2024		376,338
2025		229,518
Thereafter		59,635
	Total payments	2,936,935
Less: Present value discount		(257,858)
	Total	2,679,077
Less current portion		(1,257,149)
Long-term portion of operating lease	$	1,421,928

The Company had total lease expense of $1,653,525 for the year ended December 31, 2020.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 6   PAYCHECK PROTECTION PROGRAM (PPP) LOAN

In April 2020, the Company received a loan under the CARES Act Paycheck Protection Program (the Program) totaling $2,256,797. The loan can be forgiven in full if the proceeds were used to fund payroll, rent, utilities and other costs as described under the program and subject to approval by the originating bank and the Small Business Administration (SBA). The loan carries interest of 1% annually. Loan forgiveness must be sought by October 2021. The loan has an original maturity date of March 2022. Should it be determined that the PPP loan is not eligible for forgiveness, in whole or in part, the PPP loan must be repaid as outlined by the SBA.

Management applied for forgiveness in August 2020 but has not received notice of forgiveness as of the date of this report. Management believes they meet the criteria for forgiveness and that the loan will be forgiven in full.

NOTE 7   COMMITMENTS AND CONTINGENCIES

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2020 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

Litigation/Arbitrations involving Customer Complaints

The Company is subject to certain claims and litigation, including unasserted claims in the normal course of business. The Company and its counsel are of the opinion that, based on information presently available, such legal matters will not have a material adverse effect on the financial position or results of operations of the Company as of December 31, 2020.

NOTE 8   RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 9   DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000.

The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2020 of approximately .85% per annum. FINRA requires that the clearing organization hold this cash in a separate account.

NOTE 10   FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2020:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Deposits with clearing organization: The carrying amount reported in the statement of financial condition for the deposit with clearing organization approximates its fair value because of the short maturity of these instruments.

NOTE 10   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Operating lease right of use assets and liabilities: The carrying amount reported in the statement of financial condition for operating lease right of use assets and liabilities approximate fair value as it is discounted at the Company's estimated incremental borrowing rate.

PPP loan: The carrying amount reported in the statement of financial condition for the PPP loan approximates its fair value because of the short maturity of this instrument.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations. Therefore, no reserve for non-performance has been established as of December 31, 2020.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing organization's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE 11   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) savings plan (the "Plan") covering substantially all full-time employees. Employees are permitted to make voluntary contributions to the Plan. In addition, the Company can make contributions to the Plan. These contributions are at the discretion of management, and are subject to certain limitations. For the year ended December 31, 2020 there were no discretionary contributions made by the Company.

NOTE 12   SUBSEQUENT EVENTS

No events occurred subsequent to the December 31, 2020 statement of financial condition date and through February 24, 2021, the date the financial statements were issued, which require disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FIRST FINANCIAL EQUITY CORPORATION
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
For the Year Ended December 31, 2020

NET CAPITAL

Total shareholders' equity	$	693,465
Deductions and/or charges		
Nonallowable assets		
Property and equipment, net		118,737
Prepaid expenses		48,668
Other assets		69,407
		236,812
Net capital before haricuts on securities positions		
(tentative net capital)		456,653
Haircuts on securities		
Security adjustment - long haircut position (rounded)		-
NET CAPITAL	$	456,653
Aggregate indebtedness		
Items included in the Statement of Financial Condition:		
Accounts payable and accrued expenses	$	1,817,462
Lease liabilities in excess of right of use assets		120,707
TOTAL AGGREGATED INDEBTEDNESS	$	1,938,169
Computation of basic net capital requirement		
Minimum net capital requirement - (6 2/3% of total aggregate indebtedness)	$	129,211
Minimum net capital requirement of reporting broker-dealer	$	100,000
Net capital requirement (greater of two amounts above)	$	129,211
Net capital in excess of required minimum	$	327,442
Excess net capital at 120% of requirement	$	301,599
Ratio: Aggregate indebtedness to net capital		4.24 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	456,653
NET CAPITAL	$	456,653

FIRST FINANCIAL EQUITY CORPORATION

Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3101 NORTH CENTRAL AVENUE | SUITE 1600 | PHOENIX, ARIZONA 85012-2615

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders'
of First Financial Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Financial Equity Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Financial Equity Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First Financial Equity Corporation stated that First Financial Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Financial Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Financial Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 24, 2021

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

FIRST FINANCIAL EQUITY CORPORATION
Exemption Report

First Financial Equity Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17 a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

   2(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R.240.17a-5 and 240.17 a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

This exemption was allowable without exception for the period January 1, 2020 through December 31, 2020.

I Randy Sitzman, affirm that, to the best of knowledge and belief, this Exemption Report is true and correct.



Randy Sitzman, COO

Dated: 2/24/21